Exhibit 99.2

Annual Meeting of Shareholders of

SUNCOR ENERGY INC.

(“Suncor”)

May 7, 2024

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

1.	By resolution passed by vote conducted by ballot, the following directors were elected to hold office until the next annual meeting of shareholders:

Name	Votes For	%	Votes Against	%
Ian R. Ashby	846,672,964	99.88	1,030,886	0.12
Patricia M. Bedient	839,465,201	99.03	8,238,649	0.97
Russell K. Girling	825,677,835	97.40	22,026,016	2.60
Jean Paul Gladu	827,926,101	97.67	19,777,753	2.33
Richard M. Kruger	846,914,266	99.91	789,585	0.09
Brian P. MacDonald	839,343,813	99.01	8,360,038	0.99
Lorraine Mitchelmore	813,546,813	95.97	34,157,037	4.03
Jane L. Peverett	838,058,492	98.86	9,645,360	1.14
Daniel Romasko	846,569,212	99.87	1,134,641	0.13
Christopher R. Seasons	841,142,272	99.23	6,557,579	0.77
M. Jacqueline Sheppard	838,088,981	98.87	9,614,868	1.13

2.	KPMG LLP, Chartered Professional Accountants, was appointed to serve as Suncor’s independent auditors until the next annual meeting of shareholders, approved by a vote, conducted by ballot, of 875,854,880 (99.80%) for and 1,794,471 (0.20%) withheld.

3.	Management’s approach to executive compensation (say on pay) disclosed in Suncor’s management proxy circular dated February 21, 2024 was approved by a vote, conducted by ballot, of 739,007,120 (87.18%) for and 108,672,491 (12.82%) against.

4.	Shareholder Proposal No. 1, set forth on page A-1 of Schedule A of the management proxy circular dated February 21, 2024, for Suncor to end its pledge to be Net Zero by 2050, was not approved by a vote, conducted by ballot, of 9,144,634 (1.08%) for and 838,554,384 (98.92%) against.

5.	Shareholder Proposal No. 2, set forth on page A-3 of Schedule A of the management proxy circular dated February 21, 2024, for Suncor to disclose audited results assessing a range of climate transition scenarios, was not approved by a vote, conducted by ballot, of 97,887,309 (11.55%) for and 749,816,511 (88.45%) against.